08030032

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

H. Beck, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

11140 Rockville Pike, Suite 400
(No. and Street)

Rockville (City) — Maryland (State) — 20852 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric G. Meyers, Chairman & CEO — 301-468-0100
(Area Code - Telephone Number)

SEC
Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 27 2008

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

Washington, DC
101

9737 Washingtonian Boulevard, Suite 400 (Address) — Gaithersburg (City) — Maryland (State) — 20878-7340 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Eric G. Meyers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **H. Beck, Inc. (the "Company")** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chairman & CEO
Title

Marjorie Mertz
Notary Public State of Maryland
My Commission Expires October 30, 2011

MARJORIE MERTZ
NOTARY PUBLIC
MONTGOMERY COUNTY
MARYLAND
My Commission Expires Oct. 30, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. Beck, Inc.

Statements Of Financial Condition
December 31, 2007

McGladrey & Pullen
Certified Public Accountants

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Act of 1934.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
H. Beck, Inc.
Rockville, Maryland

We have audited the accompanying statements of financial condition of H. Beck, Inc. (the Company), as of December 31, 2007 and 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of H. Beck, Inc., as of December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Gaithersburg, Maryland
February 13, 2008

H. Beck, Inc.

Statements Of Financial Condition
December 31, 2007 And 2006

Assets		2007		2006
Cash and cash equivalents	$	5,191,773	$	2,749,432
Deposits with clearing organizations		160,010		160,010
Commissions receivable		4,780,851		4,054,470
Accounts receivable from non-customers, net of allowance for doubtful accounts of $32,058 for 2007; $104,789 for 2006		98,852		82,982
Other assets		70,711		63,277
Total assets	$	10,302,197	$	7,110,171

Liabilities And Stockholders' Equity				
Liabilities				
Commissions payable	$	4,515,980	$	3,867,897
Distribution payable		500,000		-
Accounts payable and accrued expenses		321,571		236,840
Due to affiliate		1,762,059		947,432
Total liabilities		7,099,610		5,052,169
Stockholders' Equity				
Common stock, $.01 par value – 1,000 shares authorized; 810 shares issued and outstanding		8		8
Retained earnings		3,202,579		2,057,994
Total stockholders' equity		3,202,587		2,058,002
Total liabilities and stockholders' equity	$	10,302,197	$	7,110,171

See Notes To Statements Of Financial Condition

H. Beck, Inc.

Notes To Statements Of Financial Condition

Note 1. Nature Of Business And Significant Accounting Policies

Nature of business: H. Beck, Inc. (the Company), is a registered broker-dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company introduces its stock and bond customers to broker-dealers who will carry such accounts and will clear such transactions on a fully disclosed basis. The Company does not hold securities or carry margin accounts on behalf of customers.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Commission revenue and expenses: Commissions and related expenses for transactions executed are recorded on a trade-date basis.

Investment advisory fees: Investment advisory fees for portfolio monitoring and asset allocation services are recognized as earned.

Cash and cash equivalents: The Company considers cash on hand and amounts on deposit in various financial institutions, including broker-dealers, and short-term liquid investments with maturities of three months or less to be cash and cash equivalents.

Accounts receivable from non-customers: Accounts receivable from non-customers are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by reserving against any accounts aged more than ninety days. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. Interest is not accrued on past due accounts receivable balances.

Income taxes: The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, any income or loss for tax purposes will be included in the tax returns of the stockholders.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Nature Of Business And Significant Accounting Policies (Continued)

New accounting standard: In July 2006 the Financial Accounting Standards Board (FASB) issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. As a Subchapter S, the Company does not expect the adoption of FIN 48 to significantly impact its financial position or results of operations.

Note 2. Transactions With Clearing Agents

The agreements with the two clearing agents provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. One clearing agreement also requires the Company to maintain a minimum deposit of $100,000, and one clearing agreement requires the Company to maintain a minimum deposit of $50,000. During January 2008, the Company decided to terminate one of these agreements.

Note 3. Related Party Transactions

An affiliated company provides the Company certain operational and administrative services, such as occupancy, personnel, travel, and insurance costs for which the Company pays a management fee. The management fee is negotiated annually between the Company and the affiliated company. Amounts due to the affiliate as of December 31, 2007 and 2006, were $1,762,059 and $947,432, respectively.

Note 4. Contingencies

The Company is involved in legal actions arising in the normal course of its business. The costs of settlements and related professional fees have been expensed as incurred. Any amounts unpaid are accrued for and included in accounts payable and accrued expenses in the statements of financial condition. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial statements.

Note 5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2007, the Company had net capital of $2,556,856 which was $2,083,549 in excess of required net capital of $473,307. The Company's ratio of aggregate indebtedness to net capital ratio was 2.78 to 1 at December 31, 2007.

Note 6. Financial Instruments With Off-Balance Sheet Risk And Concentrations Of Credit

As a securities broker, the Company is engaged in buying and selling securities for corporations and institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers, pension plans and monetary funds and other financial institutions. The Company introduces these transactions to the clearing agent on a fully disclosed basis.

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agents.

The Company maintains its cash in bank accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts for the years ended December 31, 2007 and 2006.

END